20 Austin Blvd.

Commack, NY 11725

August 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scienture Holdings, Inc.
Registration Statement on Form S-3
File No. 333-289824

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on August 27, 2025, or as soon thereafter as practicable.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by Scienture Holdings, Inc. that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

SCIENTURE HOLDINGS, INC.

By:	/s/ Narasimhan Mani
Name:	Narasimhan Mani
Title:	Co-Chief Executive Officer and President

cc:	Kate Bechen, Esq.